SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Nexus Telocation Systems Ltd. Announces 2002 Financial Results and Subsequent Improvements in Financial Structure.

Givatayim, Israel, June 23, 2003. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Location Based Services (“LBS”), announced today its consolidated financial results for 2002.

Nexus’ net loss in 2002 was $7.6 million or $0.67 per share compared to a net loss of $8.5 million or $0.83 per share in 2001. Losses from continuing activities increased by 10% to $3.6 million or $0.32 per share in 2002 from $3.3 million or $0.32 per share in 2001. Net Loss from discontinued operations amounted to $4.0 million in 2002 compared to $5.2 million in 2001.

The company’s results in 2002 were mainly affected by the losses from our discontinued operations in the Automated Meter Reading industry, carried out by NexusData (sold in February 2003), as well as from overall slow-down and political uncertainties in Venezuela. However, the company’s operations in Argentina significantly improved in 2002.

Nexus’ President and CEO, Mr. Arik Avni said: “Today, after the recent funding and other measures taken to financially stabilize the company, we focus our efforts on the Stolen Vehicle Recovery market as well as supporting our existing customers. Based on our experience, we believe that those markets will recognize our value added know-how and products,” concluded Avni.

Subsequent to the reported period, in Q1 2003, the company recorded, pursuant to the sale of NexusData, a capital gain of approximately $8.5 million and increased its shareholders’ equity in Q2 2003 approximately $3.2 million in connection with the last fund raising from a group of investors led by DBSI and from a conversion of a convertible debenture by AMS. In addition, due to management decision to focus on the Stolen Vehicle Recovery market, a cost reduction plan was executed during Q2 2003 aiming to reduce operating costs by a third. These measures are expected to materialize in the second half of 2003.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Recovery applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief Financial Officer
Tel.; 011-972-3-572 3111
e-mail: ronens@nexus.co.il

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$71	$1,002
Short-term bank deposits	64	75
Trade receivables (net of allowance for doubtful accounts)	1,134	3,191
Other accounts receivable and prepaid expenses	661	1,123
Inventories	1,264	1,504

Total current assets	3,194	6,895

LONG-TERM INVESTMENTS:
Severance pay fund	510	429
Investment in investees	2,007	2,763

	2,517	3,192

PROPERTY AND EQUIPMENT, NET	1,535	1,403

INTANGIBLE ASSETS, NET	210	286

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	2,642	1,712

Total assets	$10,098	$13,488

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Short-term bank credit	$848	$3,335
Trade payables	1,913	2,759
Other accounts payable and accrued expenses	1,887	2,689

Total current liabilities	4,648	8,783

LONG-TERM LIABILITIES:
Long-term loan	3,000	-
Accrued severance pay	845	745
Convertible debentures	1,020	-

	4,865	745

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	11,166	7,599

TOTAL SHAREHOLDERS' DEFICIENCY	(10,581)	(3,639)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S.  dollars in thousands (except share and per share data)
	Year ended December 31,
	2002	2001	2000
Revenues:
Sales	$5,196	$12,375	$6,035
Services	1,165	108	-

Total revenues	6,361	12,483	6,035

Cost of revenues:
Sales	3,528	9,355	4,498
Services	948	832	-

Total cost of revenues	4,476	10,187	4,498

Gross profit	1,885	2,296	1,537

Operating expenses:
Research and development, net	1,377	1,654	1,397
Sales and marketing	1,107	2,225	1,243
General and administrative	2,284	2,232	2,595

Total operating expenses	4,768	6,111	5,235

Operating loss	(2,883)	(3,815)	(3,698)
Financial expenses, net	(266)	(209)	(221)
Other income (expenses)	(440)	574	(13,526)

	(3,589)	(3,450)	(17,445)
Minority interest in losses of a subsidiary	-	191	-

Loss from continuing activities	(3,589)	(3,259)	(17,445)
Loss from discontinued operations, net	(4,000)	(5,204)	(3,063)

Net loss for the year	$(7,589)	$(8,463)	$(20,508)

Basic and diluted loss per share from continuing operations (in
U.S.$)	$0.32	$0.32	$2.37
Basic and diluted loss per share from discontinued operations
(in U.S.$)	0.35	0.51	0.41

Total basic and diluted loss per share (in U.S. $)	$0.67	$0.83	$2.78

Weighted average number of shares outstanding (in thousands)	11,289	10,162	7,369